UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-5S

Annual Report
For the Year Ended December 31, 2004

Filed pursuant to the
Public Utility Holding Company Act of 1935

AGL RESOURCES INC.
Ten Peachtree Place NE,
Atlanta, Georgia 30309

Table of Contents

Item	Title	Page Number
1	System Companies and Investments Therein as of December 31, 2004	4
2	Acquisitions or Sales of Utility Assets	9
3	Issue, Sale, Pledge, Guarantee or Assumption of System Securities	10
4	Acquisition, Redemption or Retirement of System Securities	12
5	Investments in Securities of Nonsystem Companies	12
6	Officers and Directors	13
7	Contributions and Public Relations	24
8	Service, Sales and Construction Contracts	25
9	Wholesale Generators and Foreign Utility Companies	25
10	Financial Statements and Exhibits	26
	Signature	29

On November 30, 2004, AGL Resources Inc. acquired all the outstanding shares of NUI Corporation and its utility and nonutility subsidiaries (the "NUI Group"). This annual report on Form U5S reports on AGL Resources Inc. and its subsidiaries as of and for the year ended December 31, 2004. To the extent information is required by an item of Form U5S for transactions that occurred during 2004, information relating to the NUI Group is provided only for the period December 1, 2004 - December 31, 2004 during which the NUI Group was under the control of AGL Resources Inc. Responses to year-end information requirements in Form U5S include information relating to all subsidiaries of AGL Resources Inc., including the NUI Group.

Item 1 - SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004

Tier	Name of Company (add abbreviation used herein)	Number of CS Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Type of Business (A)

	AGL Resources Inc. (AGL Resources)			($918,694,447)	($918,694,447)	RHC

1	AGL Services Company	100	100%	($53,514,602)	($53,514,602)	SC

1	Atlanta Gas Light Company (AGLC)	55,352,415	100%	$685,830,627	$685,830,627	GU
2	AGL Rome Holdings, Inc.	100	100%	$1,248,967	$1,248,967	(B)
2	AGL Macon Holdings, Inc. *	100	100%	$100	$100	Inactive

1	Virginia Natural Gas, Inc. (VNG)	3,718	100%	$394,019,898	$394,019,898	GU

1	Chattanooga Gas Company (CGC)	10,000	100%	$111,995,454	$111,995,454	GU

1	Georgia Natural Gas Company (GNG)	100	100%	$386,002	$386,002	N
2	TES, Inc. *	100	**	-	-	Inactive
2	SouthStar Energy Services LLC (SouthStar)	(C)	70%	$32,332,145	$32,332,145	(C)
1	Atlanta Gas Light Services, Inc. *	20	**	-	-	Inactive
1	Georgia Natural Gas Services, Inc. *	100	**	-	-	Inactive

1	AGL Investments, Inc. (AGLI)	1	100%	$19,411,936	$19,411,936	IHC
2	AGL Networks, LLC (AGL Networks)	(D)	100%	($6,883,647)	($6,883,647)	Exempt telecommunications company. Provides telecommunication conduit and dark fiber under long-term lease arrangements and offers telecommunications construction services
2	Sequent, LLC (Sequent)	100	100%	($1,309,004)	($1,309,004)	IHC
3	Sequent Energy Management, L.P. (SEM)	(E)	1%	$15,811,883	$15,811,883	Asset optimization, gas supply services, and wholesale marketing and risk management services
3	Sequent Energy Marketing, L.P. *	(F)	1%	-	-	Inactive
3	Sequent Holdings, LLC	(G)	100%	$2,349,667	$2,349,667	IHC
4	SEM	(E)	99%	-	-	Asset optimization, gas supply services, and wholesale marketing and risk management services
4	Sequent Energy Marketing, LP *	(F)	99%	-	-	Inactive
2	Southeastern LNG, Inc.	500	100%	$348,791	$348,791	(H)
2	Georgia Gas Company *	20	100%	-	-	Inactive
2	AGL Propane Services, Inc.	100	100%	$22,910,039	$22,910,039	N
2	AGL Energy Corporation	100	100%	($9,066)	($9,066)	N
2	Trustees Investments, Inc. (TI)	500	100%	$775,463	$775,463	Owns a residential and retail development in Savannah, GA, which is located on or adjacent to manufactured gas plant sites also owned by TI
2	Pivotal Energy Services, Inc. *	100	100%	($39,672)	($39,672)	Inactive
2	Pivotal Storage Inc.	1,000	100%	-	-	N
3	Pivotal Jefferson Island Storage & Hub, LLC	(I)	100%	$1,417,007	$1,417,007	N
2	Customer Care Services, Inc. (formerly known as Utilipro, Inc.) (J)	700,000	100%	($7,609,171)	($7,609,171)	N
2	Georgia Energy Company *	50		($92,626)	($92,626)	Inactive
2	Pinnacle LNG, Inc. *	100	100%	$94	$94	Inactive

Tier	Name of Company (add abbreviation used herein)	Number of CS Owned	% of Voting Power	Issuer Book Value	Owner’s Book Value	Type of Business (A)

1	NUI Corporation	15,969,113	100%	$456,377,712	$456,377,712	N
2	NUI Utilities, Inc.	(K)	100%	$2,520	$2,520	GU
3	Elizabethtown Gas Company	(K)	100%	$3,510,265	$3,510,265	GU
3	Elkton Gas Services	(K)	100%	$83,580	$83,580	GU
3	Florida City Gas Company	(K)	100%	$74,506	$74,506	GU
2	NUI Capital Corp.	500	100%	($46,743)	($46,743)	F
3	NUI Energy Brokers, Inc.	1,000	100%	($61,633)	($61,633)	N
3	NUI Energy, Inc. *	1,500	100%	$76,744	$76,744	Inactive
3	NUI Energy Solutions, Inc.	1,000	100%	($1,216)	($1,216)	N
3	NUI International, Inc. *	1,000	100%	-	-	Inactive
4	NUI Hungary, Inc. *	(L)	99%	-	-	Inactive
5	HPMT, KFT *	**	100%	-	-	Inactive
4	NUI / Caritrade International LLC *	**	90%	-	-	N
3	NUI Sales Management, Inc.	100	100%	-	-	N
4	TIC Enterprises, LLC *	**	**	$28,422	$28,422	Inactive
3	NUI Service, Inc.	100	100%	-	-	N
3	OAS Group, Inc.	100	100%	-	-	N
3	Utility Business Services, Inc.	1,000	100%	$280,055	$280,055	N
2	Virginia Gas Company	100	100%	($120,628)	($120,628)	N
3	Virginia Gas Distribution Co.	75,000	100%	($5,175)	($5,175)	N
3	Virginia Gas Pipeline Co.	5,000	100%	$115,229	$115,229	N
3	Virginia Gas Storage Co.	38,200	100%	$20,549	$20,549	N
2	NUI Saltville Storage, Inc.	1,000	100%	$157,207	$157,207	N
3	Saltville Gas Storage Company, LLC	(M)	50%	-	-	N
2	NUI Storage, Inc.	1,000	100%	-	-	N
3	NUI Richton Storage, Inc.	1,000	100%	-	-	N
4	Richton Gas Storage Company, LLC		100%	-	-	N
1	AGL Capital Corporation (AGL Capital)	1,000	100%	$619,876,440	$619,876,440	F
2	AGL Capital Trust II	(K)	100%	($6,917)	($6,917)	F
2	AGL Capital Trust III (N)	**	**	-	-	Inactive
1	AGL Capital Trust I	(K)	100%	$2,387,853	$2,387,853	F
				-	-
1	AGL Interstate Pipeline Company *	100	100%	-	-	Inactive

1	Global Energy Resource Insurance Corporation (GERIC)	100,000	100%	-	-	Captive insurance company underwrites multi-year excess liability insurance for AGL Resources
2	Energy Risk Insurance Services Corporation (ERISC) (O)	1,000	100%	-	-	Provides finite insurance program services to AGL Resources and its subsidiaries

1	Pivotal Propane of Virginia, Inc.	100	100%	($18,534)	($18,534)	Formed to construct a facility for the storage and vaporization of propane in Virginia

1	AGL Peaking Services, Inc. *	100	100%	$1,462,924	$1,462,924	Inactive

1	AGL Resources Inc. Political Action Committee, Inc.	(P)	100%	N/A	N/A	NPE

1	AGL Resources Private Foundation, Inc.	(Q)	100%	N/A	N/A	NPE

Footnotes including descriptions of System Companies
*  Inactive as of December 31, 2004.
** Incorporated, but not organized, as of December 31, 2004.
(A)
The following acronyms are used in Item 1: RHC - registered holding company; F - financing entity; GU - gas utility; N - non-utility; NPE - non-profit entity; IHC - intermediate holding company; and SC - service company.

(B)	AGL Rome Holdings, Inc. sold its property in December 2003. The property was associated with a former manufactured gas plant in Rome, Georgia.
(C)
SouthStar, a joint venture formed in 1998, markets retail natural gas and related services to industrial, commercial and residential customers, principally in Georgia. At the formation of SouthStar , GNG owned a 50% financial interest in SouthStar, a subsidiary of Piedmont Natural Gas Company owned a 30% interest and a subsidiary of Dynegy Holdings Inc. (Dynegy) owned the remaining 20%. On March 11, 2003, GNG purchased Dynegy’s 20% financial ownership interest in SouthStar in a transaction that for accounting purposes had an effective date of February 18, 2003. Upon closing, GNG owned a non-controlling 70% financial interest in SouthStar and Piedmont’s subsidiary owned the remaining 30%. Although GNG owns 70% of SouthStar, GNG does not have controlling interest and its voting power is 50%, as all matters of significance require the unanimous vote of SouthStar’s governing board. Based upon its market share, SouthStar is the largest retail marketer of natural gas in Georgia with a monthly year-to-date average of approximately 533,000 customers. This represents a market share of approximately 36% as of December 31, 2004. SouthStar operates under the trade name Georgia Natural Gas. GNG and SouthStar are “gas-related companies” under Rule 58 of the Public Utility Holding Company Act of 1935, as amended (the Act.)

(D)
As of December 31, 2004, AGLI held a 100% membership interest in AGL Networks. AGLI as sole owner of AGL Networks has 100% voting power. AGL Networks is an exempt telecommunication company under Section 34 of the Act.

(E)
As of December 31, 2004, Sequent held a 1% general partnership interest in Sequent Energy Management, LP and Sequent Holdings, LLC held a 99% limited partnership interest in Sequent Energy Management, LP. The Sequent organization is a “gas-related company” under Rule 58 of the Act.

(F)	As of December 31, 2004, Sequent held a 1% general partnership interest and Sequent Holdings, LLC held a 99% limited partnership interest in Sequent Energy Marketing, LP.
(G)	As of December 31, 2004, Sequent held a 100% membership interest in Sequent Holdings, LLC. Sequent as sole owner of Sequent Holdings, LLC has 100% voting power.
(H)	Southeastern LNG, Inc. sold its entire fleet of liquefied natural gas tankers in October 2003.
(I)	Pivotal Jefferson Island Storage & Hub, LLC is a wholly-owned subsidiary of Pivotal Storage Inc.
(J)
Effective March 2, 2001, AGL Resources sold substantially all the assets of Utilipro, Inc., which engaged in the sale of integrated customer care solutions and billing services to energy marketers in the United States. AGL Resources transferred assets and liabilities not included in the sale to Customer Care Services, Inc., with the final transfers being completed in 2003.

(K)
NUI Utilities, Inc. is a wholly-owned subsidiary of NUI Corporation. NUI Utilities' operating divisions are comprised of Elizabethtown Gas Company (New Jersey), Florida City Gas Company (Florida) and Elkton Gas (Maryland).

(L)	As of December 31, 2004, NUI International, Inc. held a 99% interest and 990 shares in NUI Hungary, Inc. with NUI Energy Brokers, Inc. holding a 1% interest and 10 shares in NUI Hungary, Inc.
(M)	As of December 31, 2004, NUI Saltville Storage, Inc. held a 50% membership interest and 0.5 units in Saltville Gas Storage Company, LLC
(N)
AGL Capital Trust I, AGL Capital Trust II and AGL Capital Trust III are Delaware statutory business trusts established for the purpose of issuing trust preferred securities. AGL Resources owns 100% of AGL Capital Trust I common stock, and AGL Capital Trust I owns AGL Resources 8.17% Junior Subordinated Deferrable Interest Debentures. AGL Capital owns 100% of AGL Capital Trust II’s common stock and AGL Capital Trust II owns AGL Capital 8% Junior Subordinated Deferrable Interest Debentures. AGL Capital Trust III exists for the exclusive purpose of issuing and selling its trust preferred securities and common securities, using the proceeds from the sale of these securities to acquire unsecured debt obligations of AGL Capital, and making distributions to the holders of trust preferred securities. As of the date hereof, no securities have been issued by AGL Capital Trust III.

(O)	ERISC was incorporated as an international business company in the British Virgin Islands on May 20, 2003.
(P)	The AGL Resources Inc. Political Action Committee, Inc., a Georgia non-profit corporation, collects and disburses political contributions from AGL Resources’ employees.
(Q)	AGL Resources Private Foundation, Inc., a Georgia non-profit corporation, provides charitable contributions to qualified tax-exempt organizations in the communities in which AGL Resources operates.

Their were no system companies dissolved during 2004.

Investments in Unsecured Debt

Name of Company (Issuer)	Owner	Description of Security Owned	Issuer’s Book Value	Owner’s Book Value

AGL Resources	AGL Capital Trust I	8.17% Junior Subordinated Deferrable Interest Debentures due June 1, 2037	$77,320,000	$77,320,000
AGL Capital	AGL Capital Trust II	8% Junior Subordinated Deferrable Interest Debentures due May 15, 2041	$154,639,175	$154,639,175

Investment in/borrowing from System Money Pool

Investment in money pool
AGL Rome Holdings, Inc.	$1,264,300
VNG	$34,237,797
AGLI	$23,241,435
SEM	$40,358,334
Southeastern LNG, Inc.	$357,234
Georgia Gas Company	$386,002
AGL Propane Services, Inc.	$31,766,669
TI	$1,427,646
TIC Enterprises	$1,577,786
Virginia Gas Distribution	$1,470,842
Virginia Gas Company	$12,814,385
Virginia Gas Pipeline	$15,147,039
Pinnacle LNG, Inc.	$90
AGL Capital	$701,178,918
Investment in money pool	$865,228,477

Less borrowings from money pool
AGL Services Company	$64,196,526
AGLC	$212,402,404
GNG	$48,132,756
CGC	$3,082,129
Sequent	$4,411,386
Sequent Holdings	$15,976
AGL Energy Corporation	$64,995
AGL Capital Trust II	$6,699,410
AGL Capital Trust I	$640,671
GERIC	$1,711,139
Pivotal Propane of Virginia, Inc.	$23,707,289
Customer Care Services, Inc.	$5,271,040
Pivotal Energy Services, Inc.	$75,315
Pivotal Jefferson Island	$81,393,688
AGL Peaking Services, Inc.	$2,413,931
NUI Corporation	$39,801,654
NUI Utilities	$4,534,338
Florida City Gas	$75,103,078
Elkton Gas	$6,843,692
Elizabethtown Gas Company	$262,271,961
NUI Capital	$5,284,407
Utilities Business Services, Inc.	$3,981,321
NUI Energy Brokers	$783,382
NUI Energy, Inc.	$535,069
NUI Energy Solutions	$230,754
NUI Saltville Storage, Inc.	$10,907,256
Virginia Gas Storage Co.	$732,910
Borrowings from money pool	$865,228,477

Total	0

Item 2 - ACQUISITIONS OR SALES OF UTILITY ASSETS

On November 30, 2004, AGL Resources Inc. acquired all the outstanding shares of NUI Corporation (NUI) for approximately $218 million, incurred $7 million of transaction costs and repaid $500 million of NUI’s outstanding short-term debt. At closing, NUI had $709 million in debt and approximately $109 million of cash on its balance sheet (including the return of an interest escrow balance), bringing the net value of the acquisition to approximately $825 million. In connection with the acquisition, we incurred $23 million in employee-related restructuring charges, which include $16 million in severance costs, $4 million in change in control payments to certain NUI executives and the NUI Board of Directors, and $3 million of employee retention and relocation costs.

NUI provided natural gas to approximately 367,000 residential, commercial and industrial customers in New Jersey, Virginia, Florida and Maryland. The acquisition significantly expands our existing natural gas utilities, storage and pipeline businesses.

We funded the purchase price with a portion of the proceeds from our November 2004 common stock offering and proceeds from short-term debt borrowings under our commercial paper program. Additionally, NUI Utilities, Inc., a wholly-owned subsidiary of NUI, had outstanding, at closing, $199 million of indebtedness pursuant to Gas Facility Revenue Bonds and $10 million in capital leases.

Commission order dated November 24, 2004, Holding Company Act Release No. 27917 (SEC File No. 70-10243) authorized AGL Resources' acquisition of NUI and its subsidiaries.

Item 3 - ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

Intercompany debt issued in money pool transactions is reported under Item 1. In addition, the companies in the AGL Resources group issued securities as follows during 2004:

Dollars in millions	Year(s) Due	Int. rate as of Dec. 31, 2004	Outstanding as of Dec. 31, 2004
Short-term debt
Commercial paper (1)	2005	2.5%	$314
Sequent line of credit (2)	2005	2.5	18
Current portion of capital leases	2005	4.9	2
Total short-term debt (3)		2.5%	$334
Long-term debt - net of current portion
Medium-Term notes
Series A	2021	9.1%	$30
Series B	2012-2022	8.3-8.7	61
Series C	2014-2027	6.6-7.3	117
Senior Notes (4)	2011-2013	4.5-7.1	975
Gas facility revenue bonds, net of unamortized issuance costs	2022-2033	1.9-6.4	199
Notes payable to Trusts (5) (6)	2037-2041	8.0-8.2	232
Capital leases	2013	4.9	8
AGL Capital interest rate swaps	2011-2041	3.6-5.2	1
Total long-term debt (3)		6.0%	$1,623
Total short-term and long-term debt (3)		5.4%	$1,957
(1)	The daily weighted average rate was 1.6%. The highest balance during 2004 was $578 million and occurred on November 30, 2004.
(2)	The daily weighted average rate was 2.0%. The highest balance during 2004 was $19 million and occurred on December 8, 2004.
(3)	The weighted average interest rate excludes capital leases but includes interest rate swaps, if applicable
(4)	AGL Resources guarantees payment of AGL Capital’s senior notes subject to terms and conditions of the following Guarantees:
•	$300 million 7.125% dated March 1, 2001. The maturity date is January 2011
•	$225 million 4.45% dated July 2, 2003. The maturity date is April 2013.
•	$250 million 6.0% dated September 27, 2004. The maturity date is October 2034.
•	$200 million 4.95% dated December 20, 2004. The maturity date is January 2015.
(5)	AGL Resources guarantees payment of AGL Capital Trust I and II’s Notes payable to Trusts subject to terms and conditions of the following Guarantees:
•	$75 million 8.17% dated June 11, 1997
•	$150 million 8.0% dated May 21, 2001
(6)	Includes an asset of approximately $7 million representing AGL Resources’ investment in the Trusts.

Short-term Debt

The short-term debt issued by the AGL Resources' group companies during 2004 consisted of borrowings under AGL Resources' commercial paper program, borrowings by AGL Resources from banks under a credit facility, and line of credit borrowings by Sequent and SouthStar as described more fully below

Commercial paper In September 2004, AGL Capital Corporation amended its credit facility that supports its commercial paper program (Credit Facility). Under the terms of the amendment, the Credit Facility has been extended from May 26, 2007 to September 30, 2009. The aggregate principal amount available under the Credit Facility has been increased from $500 million to $750 million and the cost of borrowing has been decreased relative to the prior credit agreements. In addition, AGL Capital Corporation’s option to increase the aggregate cumulative principal amount available for borrowing on not more than one occasion during each calendar year during the term of the Credit Facility has been increased from $200 million to $250 million.

Sequent line of credit In June 2004, Sequent’s $25 million unsecured line of credit was extended to July 2005. This unsecured line of credit is used solely for the posting of exchange deposits and is unconditionally guaranteed by AGL Resources Inc. This line of credit bears interest at the federal funds effective rate plus 0.5%.

SouthStar line of credit In April 2004, SouthStar amended its $75 million revolving line of credit, which is used to meet seasonal working capital needs, to expire in April 2007. This line of credit is not guaranteed by AGL Resources Inc. At December 31, 2004, there were no amounts outstanding under this facility.

Long-term Debt

Senior Notes In September 2004, AGL Resources, through AGL Capital, issued $250 million in Senior Notes with a maturity date of October 1, 2034. The Senior Notes have an interest rate of 6.0% payable on April 1 and October 1 of each year, beginning April 1, 2005 with interest accruing from September 27, 2004.

In December 2004, AGL Resources, through AGL Capital, issued $200 million in Senior Notes with a maturity of January 15, 2015. The Senior Notes have an interest rate of 4.95% payable on January 15 and July 15 of each year, beginning July 15, 2005 with interest accruing from December 20, 2004. AGL Resources used the net proceeds from the Senior Notes to repay commercial paper and for general corporate purposes.

The securities issued by AGL Resources were authorized under Commission orders dated October 5, 2000 (HCAR No. 27243) and April 1, 2004 (HCAR No. 27828). The securities issued by Sequent and SouthStar were used to finance the existing businesses of such nonutility subsidiaries and were authorized under Rule 52.

Interest rate swaps To maintain an effective capital structure, it is our policy to borrow funds using a mix of fixed-rate debt and variable-rate debt. We have entered into interest rate swap agreements through our wholly owned subsidiary, AGL Capital Corporation (AGL Capital), for the purpose of hedging the interest rate risk associated with our fixed-rate and variable-rate debt obligations.

In the third quarter of 2004, in anticipation of our $250 million Senior Note offering, we executed two treasury lock derivative instruments totaling $200 million to hedge our exposure to the potential increase in interest rates. These derivative instruments locked in a 10-year U.S. treasury rate of 4.45%. The rate on the 10-year treasury notes declined subsequent to the execution of these instruments and the pricing of our senior notes was set on a U.S. treasury rate of 4.81%. As a result, we terminated these derivative instruments and made an $8 million settlement payment to our counterparties, which we will amortize over the next 10 years through interest expense. The termination added approximately 30 basis points to the interest rate of our 6% Senior Notes.

Item 4 - ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

In 2004, our $480 million of net short-term debt payments included the repayment of $500 million outstanding under NUI’s credit facilities. Upon the repayment of the outstanding amounts, we terminated NUI’s credit facilities. During 2004, we also made $82 million in Medium-Term note payments using proceeds from the borrowings under our commercial paper program. Additionally, NUI Utilities, Inc., a wholly owned subsidiary of NUI had outstanding at closing $199 million of indebtedness pursuant to Gas Facility Revenue Bonds and $10 million in capital leases, of which $2 million is reflected as current.

Item 5 - INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

None for 2004.

Item 6 - OFFICERS AND DIRECTORS

Part I.
Information regarding the officers and directors of AGL Resources organized and active system companies and investments is set forth below as of March 31, 2005. Additional information is set forth in the Proxy Statement of AGL Resources distributed in connection with the 2005 Annual Meeting of Shareholders and AGL Resources' Annual Report on Form 10-K for the year ended December 31, 2004, each of which is incorporated herein by reference.

Unless specified otherwise, the principal business address for all system company officers and directors is Ten Peachtree Place, Atlanta, GA 30309.

	AGL Resources	AGSC	AGLC	AGL Rome Holdings, Inc.
H. Bryan Batson	SVP		SVP
Thomas D. Bell, Jr.	D
Jeffrey P. Brown	AGC, VP	AGC, VP	AGC, VP
Ralph Cleveland	SVP	SVP	SVP
Myra Coleman	CS	CS	CS	CS
Charles R. Crisp	D
John W. Ebert	EVP
Michael J. Durham	D
Andrew W. Evans	T, VP	T, VP	T, VP	T, VP
Jodi Gidley	VP
Dana A. Grams	SVP
Arthur E. Johnson	D
Kristin M. Kirkconnell	CIO, VP
Wyck A. Knox, Jr.	D
Catherine Land-Waters	SVP
Ronald Lepionka	VP, CA
Steven A. Lindsey	VP
Henry P. Linginfelter	SVP
Dennis M. Love	D
Kevin P. Madden	EVP		C, CEO, D
Richard T. O’Brien	CFO, EVP, PAFO	CFO, D, EVP	CFO, D, EVP	D
Melanie M. Platt	SVP
Elizabeth W. Reese	VP
D. Raymond Riddle	D
Paula Rosput Reynolds	C, CEO, D, P, PEO	D, P	D	D, P
Eugene V. Rozgonyi, Jr.	CRO, VP
James A. Rubright	D
Bryan E. Seas	Ctr, VP
Paul R. Shlanta	CCO, GC, SVP	GC, D, SVP	D, GC, SVP	D, SVP, GC
Suzanne Sitherwood	SVP	P, COO	P, COO
R. Lindsay Thomas	SVP
Felker W. Ward, Jr.	D
Harriette Watkins	VP
Bettina M. Whyte	D
Henry C. Wolf	D

	VNG	CGC	GNG	SouthStar
Mike Braswell 817 West Peachtree Street Atlanta, Georgia 30308				P
Myra Coleman	CS	CS		CS
Robert Duvall	VP
Andrew W. Evans	T, VP	T, VP	T, VP	REC
John Jamieson 817 West Peachtree Street Atlanta, Georgia 30308				VP
Steve Lindsey 2207 Olan Mills Drive Chattanooga, Tennessee 37421		VP
Henry P. Linginfelter 5100 East Virginia Beach Blvd Norfolk, Virginia 23502	D, P
Kevin P. Madden	C, CEO, D	C, CEO, D
Joseph Monroe 817 West Peachtree Street Atlanta, Georgia 30308				VP
Michael Nieman 817 West Peachtree Street Atlanta, Georgia 30308				VP
Richard T. O’Brien	D	D	CFO, D, EVP
Paula Rosput Reynolds	D	D	D, P
Eugene V. Rozgonyi				REC
Paul R. Shlanta	GC. D, SVP	GC, D, SVP	CS, D, SVP
Suzanne Sitherwood	P, COO
Catherine Land-Waters				REC

	AGLI	AGL Networks	Sequent	SEM	Sequent Holdings, LLC
Jeffrey P. Brown		VP
Myra Coleman	CS	CS	CS	CS	CS
Harry M. Collins Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002			ACS, GC, VP	ACS, GC, VP	ACS, GC, VP
Andrew W. Evans	T, VP	T, VP	ACS, T, VP	ACS, T, VP	ACS, T, VP
Richard Fehl Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002		COO, EVP
Robert M. Flavin Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002			EVP	EVP	EVP
James Gillis		VP
Darilyn R. Jones Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002			VP	VP	VP
Marshall D. Lang Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002			VP	VP	VP
Scott E. Maddox Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002			VP	VP	VP
Richard T. O’Brien	CFO, D, EVP	D	CEO	CEO	CEO, CM
Paula Rosput Reynolds	D, P	D, P			CM
Randall T. Rimmer Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002			VP, Ctr	VP, Ctr	VP, Ctr
Douglas N. Schantz Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002			P	P	P
Paul R. Shlanta	GC, D, SVP	GC, D, SVP	GC, SVP	GC, SVP	CM, GC, SVP
Patrick J. Strange Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002			VP	VP	VP
Peter I. Tumminello Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002			VP	VP	VP

	Southeastern LNG, Inc.	AGL Propane Services, Inc.	AGL Energy Corporation	TI	Customer Care Services, Inc.
Linda S. Bubacz 300 Delaware Avenue 9th Floor Wilmington, DE 19801		AT
Myra Coleman	CS	CS	CS	CS	CS
Harry M. Collins	ACS, VP
Joan L. Dobrzynski 300 Delaware Avenue 9th Floor Wilmington, DE 19801		D
Andrew W. Evans	T, VP			T, VP	T, VP
Robert M. Flavin Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002	EVP
Dana A. Grams Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002	VP
Charles D. McKibben		ACS, D, T	ACS, D, T
Richard T. O’Brien	CEO, D	CFO, EVP	CFO, EVP	D	D
Lisa M. Oakes 300 Delaware Avenue 9th Floor Wilmington, DE 19801			AT
Paula Rosput Reynolds	D			D, P	D, P
Douglas N. Schantz Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002	P
Paul R. Shlanta	GC, D, SVP	D, P	D, P	GC, D, SVP	GC, D, SVP
Darryl E. Smith 300 Delaware Avenue 9th Floor Wilmington, DE 19801			AT, D
Patrick J. Strange Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002	VP

	AGL Capital	GERIC	ERISC	AGL Resources Inc. Political Action Committee, Inc.
Andrew W. Evans	VP
Codan Management (5) Romasco Place Wickhams Cay I P.O. Box 3140 Road Town, Tortola British Virgin Islands		S	S
Myra Coleman	CS
Paul E. Edgar Romasco Place Wickhams Clay 1 PO Box 3140 Road Town, Tortola British Virgin Islands			D
Ken Emerson Romasco Place Wickhams Clay 1 PO Box 3140 Road Town, Tortola British Virgin Islands			VP
Richard G. Gilmore 2325-B Renaissance Drive Las Vegas, NV 89119	AT, D
Bart Gobeil				CS, T
Darryl Hick				D
Kristine Eppes 2325-B Renaissance Drive Las Vegas, NV 89119	ACS
Charles D. McKibben	D, T
Richard W. Moore				ACS, AT, D
Murray Nicol		D
James Nelson Romasco Place Wickhams Clay 1 PO Box 3140 Road Town, Tortola British Virgin Islands			D
Richard T. O’Brien
Eugene V. Rozgonyi, Jr.		D, T, VP
Paul R. Shlanta	D, P	D, P	P
Brett Stovern	AT
R. Lindsay Thomas				D, P
Scott Tucker			D, VP
Paul I. Wagner		D, VP	VP

	AGL Resources Private Foundation, Inc.	Pivotal Propane of Virginia, Inc.	Jefferson Island Storage & Hub, L.L.C.
Jeffrey P. Brown			S
Staci Bush	AS, D
Myra Coleman		CS
John W. Ebert		ACS, VP	EVP
Andrew W. Evans	D, T	ACS, T, VP	ACS, T, VP
Dana A. Grams	D	SVP	SVP
David Jewell Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002		VP	VP
Henry P. Linginfelter 5100 East Virginia Beach Blvd Norfolk, Virginia 23502	D
Kevin P. Madden			P, D
Richard T. O’Brien		D	D
Melanie M. Platt	C, D
Paula Rosput Reynolds	P	D	C, D
Bryan E. Seas			VP, Ctr, ACS
Paul R. Shlanta		GC, D, SVP
Suzanne Sitherwood	D
R. Lindsay Thomas	D
Dat T. Tran Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002			AS
Harriette D. Watkins	AC, D, S

	NUI Capital Corp.	NUI / Caritrade International, LLC	NUI Corporation	NUI Energy Brokers, Inc.

Myra Coleman	CS	CS	CS	CS
Andrew W. Evans	T, VP	T, VP	T, VP	T, VP
Kevin P. Madden		P, D	P, D
Richard T. O’Brien	EVP, CFO, D	EVP, CFO	EVP, CFO, D	EVP, CFO, D
Paula Rosput Reynolds	P, D	D	D	P, D
Paul R. Shlanta	SVP, GC, D	SVP, GC	SVP, GC, D	SVP, GC, D

	NUI Energy, Inc.	NUI Energy Solutions, Inc.	NUI Hungary, Inc.	NUI International, Inc.

Myra Coleman	CS	CS	CS	CS
Andrew W. Evans	T, VP	T, VP	T, VP	T, VP
Kevin P. Madden	P, D	P, D	P, D	P, D
Richard T. O’Brien	EVP, CFO, D	EVP, CFO, D	EVP, CFO, D	EVP, CFO, D
Paula Rosput Reynolds	D	D	D	D
Paul R. Shlanta	SVP, GC, D	SVP, GC, D	SVP, GC, D	SVP, GC, D

	NUI Richton Storage, Inc.	NUI Sales Management, Inc.	NUI Saltville Storage, Inc.	NUI Service, Inc.

Myra Coleman	CS	CS	CS	CS
John W. Ebert	EVP		EVP
Andrew W. Evans	T, VP	T, VP	T, VP	T, VP
Kevin P. Madden	P, D	P, D	P, D	P, D
Richard T. O’Brien	EVP, CFO, D	EVP, CFO, D	EVP, CFO, D	EVP, CFO, D
Charles Rawson 955 25th St. Hialeah, FL 33013				VP
Paula Rosput Reynolds	D	D	D	D
Paul R. Shlanta	SVP, GC, D	SVP, GC, D	SVP, GC, D	SVP, GC, D

	NUI Storage, Inc.	NUI Utilities, Inc.	OAS Group, Inc.	Pinnacle LNG, Inc.

Myra Coleman	CS	CS	CS	CS
John W. Ebert	EVP
Andrew W. Evans	T, VP	T, VP	T, VP	T, VP
M. Patricia Keefe 1085 Morris Avenue Union, NJ 07083		ACS
Henry P. Linginfelter 5100 East Virginia Beach Blvd Norfolk, Virginia 23502		P
Kevin P. Madden	P, D	P, D	P, D
Eric Martinez		VP, GM
Richard T. O’Brien	EVP, CFO, D	EVP, CFO, D	EVP, CFO, D	D
Charles Rawson 955 25th St. Hialeah, FL 33013		VP
Paula Rosput Reynolds	D	D	D	P, D
Paul R. Shlanta	SVP, GC, D	SVP, GC, D	SVP, GC, D	SVP, GC, D
Suzanne Sitherwood		P
Brett A. Stovern		AT
Green L. Smith		M

	Pivotal Energy Services, Inc.	Pivotal Jefferson Island Storage & Hub, LLC	Pivotal Storage, Inc.	Richton Gas Storage Company, LLC

Jeffrey P. Brown		S	S
Myra Coleman	CS			CS
Harry M. Collins Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002	VP, GC, ACS
John W. Ebert		EVP	EVP	EVP
Andrew W. Evans	T, VP, ACS	T, VP, ACS	T, VP, ACS	T, VP
Robert M. Flavin Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002	EVP
Dana A. Grams Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002		SVP	SVP
David Jewell Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002		VP	VP
Kevin P. Madden		P, D	P, D	P, D
Richard T. O’Brien	CEO, D	D	D	EVP, CFO, D
Charles Rawson 955 25th St. Hialeah, FL 33013
Paula Rosput Reynolds	D	C, D	D	D
Douglas N. Schantz Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002	P
Bryan E. Seas		VP, T, ACS	VP, Ctr. ACS
Paul R. Shlanta	SVP, GC, D			SVP, GC, D
Patrick J. Strange Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002	VP
Dat T. Tran Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002		ACS	ACS

	Saltville Gas Storage Company LLC	Southeastern LNG, Inc.	T.I.C. Enterprises, LLC	Utility Business Services, Inc.

Myra Coleman	CS	CS	CS	CS
Harry M. Collins Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002		VP, ACS
John W. Ebert	EVP
Andrew W. Evans	T, VP	T, VP	T, VP	T, VP
Robert M. Flavin Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002		EVP
Kristin M. Kirkconnell				VP
Kevin P. Madden	P		P, D	P, D
Richard T. O’Brien	EVP, CFO	CEO, D	EVP, CFO, D	EVP, CFO, D
Paula Rosput Reynolds		D	D	D
Douglas N. Schantz Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002		P
Paul R. Shlanta	SVP, GC	SVP, GC, D	SVP, GC, D	SVP, GC, D
Patrick J. Strange Two Allen Center 1200 Smith Street, Suite 900 Houston, TX 77002		VP

	Virginia Gas Company	Virginia Gas Distribution Company	Virginia Gas Pipeline Company	Virginia Gas Storage Company

Myra Coleman	CS	CS	CS	CS
Robert Duvall		VP
John W. Ebert	EVP		EVP	EVP
Andrew W. Evans	T, VP	T, VP	T, VP	T, VP
Henry P. Linginfelter 5100 East Virginia Beach Blvd Norfolk, Virginia 23502		P
Kevin P. Madden	P, D	D	P, D	P, D
Richard T. O’Brien	EVP, CFO, D	EVP, CFO, D	EVP, CFO, D	EVP, CFO, D
Paula Rosput Reynolds	D	D	D	D
Paul R. Shlanta	SVP, GC, D	SVP, GC, D	SVP, GC, D	SVP, GC, D

AGC - Associate General Counsel
ACS - Assistant Corporate Secretary
AC - Assistant Chairman
AS - Assistant Secretary
AT - Assistant Treasurer
C - Chairman
CA - Chief Auditor
CAO - Chief Administrative Officer
CCO - Chief Compliance Officer
CEO - Chief Executive Officer
CFO - Chief Financial Officer
CIO - Chief Information Officer
CM - Committee Member
COO - Chief Operating Officer
CRO - Chief Risk Officer
CS - Corporate Secretary
Ctr - Controller
D - Director
EVP - Executive Vice President
GC - General Counsel
GM - General Manager
IDIA - Interim Director of Internal Audit
MC - Member of Management Committee
P - President
PAFO - Principal Accounting and Financial Officer
PEO - Principal Executive Officer
REC - Representative to Executive Committee
S - Secretary
SVP - Senior Vice President
T - Treasurer
VP - Vice President

Part II.
Banking and Financial Affiliations of Officers and Directors

Name of Officer or Director (1)	Name and Location of Financial Institution (2)	Position Held in Financial Institution (3)	Applicable Exemption Rule (4)
Thomas D. Bell, Jr.	Credit Suisse Group	Director	See explanation immediately following table.
Thomas D. Bell, Jr.	Credit Suisse First Boston (USA), Inc.	Director	See explanation immediately following table.
Wyck A. Knox, Jr.	NBank Corp.	Director	Rule 70(a)
Wyck A. Knox, Jr.	NBank N.A.	Director	Rule 70(a)
Dennis M. Love	SunTrust Bank	Georgia Advisory Board Director	Rule 70(b)

On July 29, 2003, Mr. Thomas D. Bell, Jr., was appointed to AGL Resources’ board of directors (the “Board”). In July, 2003, Credit Suisse First Boston (USA), Inc. (“CSFB”), a wholly-owned subsidiary of Credit Suisse Group (“Credit Suisse”), served as co-managing underwriter for a public offering of debt securities issued by AGL Capital Corporation, a subsidiary of AGL Resources. Mr. Bell is a director of both CSFB and Credit Suisse.

The Staff of the SEC has from time to time granted dispensation under Rule 70 of the Act for certain technical violations of Rule 70, and the Company had expected to obtain such a dispensation in the case of Mr. Bell on the grounds that the public offering in which CSFB served as co-managing underwriter was completed prior to Mr. Bell becoming a director, Mr. Bell had no involvement in the offering, his appointment as a director of the Company was unrelated to his affiliation with Credit Suisse and CSFB, and under Rule 70(b)(4) of the Act it would be permissible for Mr. Bell to be a director commencing in July of 2004. However, the Staff of the SEC recently informed the Company that it would not grant any dispensation for Mr. Bell to continue his service on the Board between April 2004 and July of 2004.

At the 2004 annual meeting of shareholders held on April 28, 2004, Ms. Rosput announced that as a result of the SEC’s decision, Mr. Bell has resigned from the Board and that, if elected at the annual meeting of shareholders, he would be required to decline to serve as a director because of the Rule 70 issue. In light of the fact that Mr. Bell received more than enough votes to be re-elected to the Company’s Board and that, under Rule 70, Mr. Bell became eligible to join the Company’s Board in July 2004, the Company’s board of directors chose to leave the seat previously held on the Board by Mr. Bell vacant. Mr. Bell was invited to re-join the Board in July, 2004 when he first became eligible pursuant to Rule 70(b)(4). Mr. Bell was re-elected at the 2005 annual meeting of shareholders on April 27, 2005.

Part III.
Information regarding directors and certain executive officers’ compensation, ownership of AGL Resources’ common stock, and participation in bonus and profit-sharing arrangements and other benefits is set forth in the Proxy Statement of AGL Resources distributed in connection with the 2005 Annual Meeting of Shareholders and AGL Resources' Annual Report on Form 10-K for the year ended December 31, 2004, each of which is incorporated herein by reference.

Item 7 - CONTRIBUTIONS AND PUBLIC RELATIONS

(a)	Payments to any political party, candidate for public office or holder of such office, or any committee or agent therefore.

AGL Resources has established a political action committee and has incurred certain costs in the administration of this committee in accordance with the provisions of the Federal Election Campaign Act, and the regulations thereunder, and the Public Utility Holding Company Act. Other than permitted contributions made by the political action committee, AGL Resources and its subsidiaries made no payments or contributions to any political party, candidate for public office or holder of such office or any committee or agent therefore during 2004, other than those made through the political action committee.

(b)	Payments to any citizens group or public relations counsel.

There were no payments to citizens groups or public-relations counsels during 2004.

Item 8 - SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I
Transaction	Serving Company	Receiving Company	Compensation Paid in 2004 to Receiving Company (thousands)
Gas procurement, scheduling and other	Sequent	AGLC	$246
Gas procurement, scheduling and other	Sequent	VNG	$232
Gas procurement, scheduling and other	Sequent	CGC	$182
Gas procurement, scheduling and other	Sequent	AGL Networks	$19
Gas Transmission and Storage Management	Sequent	VNG (a)	**
Gas Transmission and Storage Management	Sequent	CGC (a)	**
Gas Transmission and Storage Management	Sequent	AGLC (a)	**

(a)
The Receiving Company makes available idle or underutilized gas transportation and storage capacity for use by the Serving Company, as agent for the Receiving Company, in return for which the Serving Company pays for costs incurred and shares the profits with the Receiving Company in accordance with approval by the appropriate state commissions.

** Represents information filed separately with the Commission pursuant to a request for confidential treatment pursuant to Rule 104 of the Public Utility Holding Company Act of 1935, as amended.

Part II. Not applicable.

Part III. None.

Item 9 - WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Not applicable.

Item 10 - FINANCIAL STATEMENTS AND EXHIBITS

A.1	AGL Resources Inc. Annual Report to Shareholders for the year ended December 31, 2004 is provided as Exhibit A.1 under Form SE.

A.2	AGL Resources Inc. Annual Report on Form 10-K for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on February 15, 2005, SEC File No. 001-14174.

A.3
AGL Resources Inc. Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 for the 2005 annual meeting of shareholders as filed with the Securities and Exchange Commission on March 21, 2005, SEC File No. 001-14174.

B	Exhibit B omitted by permission of the staff.

C.1
Indenture dated as of May 21, 2001 by and among AGL Capital Corporation, AGL Resources Inc. and The Bank of New York, as trustee (Exhibit 4.2 to the AGL Resources Registration Statement on Form S-3, SEC File No. 333-60248).

C.2
Indenture dated February 20, 2001 by and among AGL Capital Corporation, AGL Resources Inc. and The Bank of New York, as trustee (Exhibit 4.2 to the AGL Resources Inc. Registration Statement on Form S-3, SEC File No. 333-53020).

C.3	Indenture dated June 11, 1997 by and between AGL Resources and The Bank of New York, as trustee (Exhibit 4.1 to the AGL Resources Registration Statement on Form S-4, SEC File No. 333-34483).

C.4	Indenture, dated as of December 1, 1989, between AGLC and Bankers Trust Company, as Trustee (Exhibit 4(a), AGLC Registration Statement on Form S-3, SEC File No. 33-32274).

C.5
Guarantee, dated as of March 1, 2001. AGL Resources guarantees payment of AGL Capital’s 7 1/8 % Senior Notes subject to the terms and conditions of this guarantee (Exhibit C.5, AGL Resources Form U5S for the Transition Period from October 1, 2001 To December 31, 2001 and Calendar 2002, SEC File No. 030-00336).

C.6
Trust Preferred Securities Guarantee Agreement, dated as of May 21, 2001, between AGL Resources and The Bank of New York as trustee for the benefit of the Holders of the Trust Preferred Securities of AGL Capital Trust (Exhibit C.6, AGL Resources Form U5S for the Transition Period from October 1, 2001 To December 31, 2001 and Calendar 2002, SEC File No. 030-00336).

C.7
Series A Capital Securities Guarantee Agreement, dated as of June 11, 1997, between AGL Resources and The Bank of New York as Capital Securities Guarantee Trustee (Exhibit C.7, AGL Resources Form U5S for the Transition Period from October 1, 2001 To December 31, 2001 and Calendar 2002, SEC File No. 030-00336).

C.8
Common Securities Guarantee Agreement, dated as of June 11, 1997, for the benefit of the Holders of the Common Securities of AGL Capital Trust I (Exhibit C.8, AGL Resources Form U5S for the Transition Period from October 1, 2001 To December 31, 2001 and Calendar 2002, SEC File No. 030-00336).

C.9
Guarantee, dated as of July 2, 2003.  AGL Resources guarantees payment of AGL Capital’s 4.45 % Senior Notes subject to the terms and conditions of this guarantee (Exhibit C.9, AGL Resources Inc. Form U5-S for the year ended December 31, 2003).  Submitted pursuant to request for confidential treatment.

C.10	Guarantee of AGL Resources Inc. dated as of September 27, 2004 regarding the AGL Capital Corporation 6.00% Senior Note due 2034 (Exhibit 4.3, AGL Resources Inc. Form 8-K dated September 22, 2004).

C.11.	Guarantee of AGL Resources Inc. dated as of December 20, 2004 regarding the AGL Capital Corporation 4.95% Senior Note due 2015 (Exhibit 4.3, AGL Resources Inc. Form 8-K dated December 15, 2004).

D	Tax Allocation Agreement (Exhibit M-1 to the AGL Resources Form U-1/A filed with the SEC on December 19, 2003).

E.1	AGLC Annual Report on FERC Form 2 for the year ended December 31, 2004 as filed with the Georgia Public Service Commission is provided under Form SE.

E.2	VNG Annual Report on FERC Form 2 for the year ended December 31, 2004 as filed with the Virginia State Corporation Commission is provided under Form SE.

E.3	CGC Annual Report on FERC Form 2 for the year ended December 31, 2004 as filed with the Tennessee Regulatory Authority is provided under Form SE.

E.4	VNG Annual Informational Filing for the year ended December 31, 2004 as filed with the Virginia State Corporation Commission is provided under Form SE.

E.4.A	VNG Annual Informational Filing for the year ended December 31, 2003, as amended, as filed with the Virginia State Corporation Commission is provided under Form SE.

E.5	Chart of Accounts for AGL Resources system companies, as of December 31, 2004, pursuant to Rule 26.

F.1a	AGL Resources Consolidating Balance Sheets as of December 31, 2004.

F.1b	AGL Resources - Distribution Operations Consolidating Balance Sheets as of December 31, 2004.

F.1c	AGL Resources - Wholesale Services Consolidating Balance Sheets as of December 31, 2004 are submitted pursuant to request for confidential treatment.

F.1d	AGL Resources - Energy Investments Consolidating Balance Sheets as of December 31, 2004 are submitted pursuant to request for confidential treatment.

F.1e	AGL Resources - Corporate Consolidating Balance Sheets as of December 31, 2004 are submitted pursuant to request for confidential treatment.

F.2	AGL Resources and Subsidiaries Utility Plant Balances as of December 31, 2004 are submitted pursuant to request for confidential treatment.

F.3a	AGL Resources Consolidating Statements of Income for Calendar the year ended December 31, 2004.

F.3b	AGL Resources - Distribution Operations Consolidating Statements of Income for the year ended December 31, 2004.

F.3c	AGL Resources - Wholesale Services Consolidating Statements of Income for the year ended December 31, 2004 are submitted pursuant to request for confidential treatment.

F.3d	AGL Resources - Energy Investments Consolidating Statements of Income for the year ended December 31, 2004 are submitted pursuant to request for confidential treatment.

F.3e	AGL Resources - Corporate Consolidating Statements of Income for the year ended December 31, 2004 are submitted pursuant to request for confidential treatment.

F.4	AGL Resources and Subsidiaries Consolidating Statements of Retained Earnings for the year ended December 31, 2004 are submitted pursuant to request for confidential treatment.

F.5	AGL Resources and Subsidiaries Consolidating Statements of Cash Flows for the year ended December 31, 2004 are submitted pursuant to request for confidential treatment.

G	Not applicable.

H Not applicable.

SIGNATURE

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

/s/ Bryan E. Seas
AGL Resources Inc. Vice President and Controller
(Signature and printed name and title of signing officer)
Date: May 2, 2005